April 8, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Donald Field

Re:	Vaxart, Inc.
Registration Statement on Form S-1
290 Utah Ave, Suite 200
South San Francisco, CA 94080
File No. 333-229536

Acceleration Request
Requested Date: April 8, 2019
Requested Time: 5:00 PM Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-229536) (the “Registration Statement”) to become effective on April 8, 2019 at 5:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.  The Registrant hereby authorizes each of John McKenna and Josh Seidenfeld of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with John McKenna of Cooley LLP, counsel to the Registrant, at (650) 843-5059, or in his absence, Josh Seidenfeld at (650) 843-5862.

Very truly yours,

Vaxart, Inc.

By:	/s/ Wouter W. Latour, M.D.
	Name:	Wouter W. Latour, M.D.
	Title:	Chief Executive Officer

cc:	John T. McKenna, Cooley LLP
Josh Seidenfeld, Cooley LLP
Gary Emmanuel, McDermott Will & Emery LLP
Heidi Steele, McDermott Will & Emery LLP